Consent of Independent Registered Public Accounting Firm

The Board of Directors

DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.)

We consent to the use of our report dated January 17, 2024, except for Note 1(c) as to which the date is October 25, 2024, on the consolidated financial statements of DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) (the "Company") which compromise the consolidated statements of net loss and comprehensive loss, shareholders' equity (deficit), and cash flows for the year ended September 30, 2023, and the related notes, which is incorporated by reference and to the reference to our firm under the heading "Experts" included in the Company's Form F-1 Registration statement dated July 22, 2026 being filed with the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

July 22, 2026

Ottawa, ON Canada